Exhibit 99.3

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of November 30, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	Security	Securities	% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.26	56.26	55.91	55.91
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Dor J.Segal	Ordinary Shares	720,000	0.44	0.44	0.43	0.43

5	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
6	Haim Ben-Dor	Unregistered Options	22,900
7	Haim Ben-Dor	Series C Debentures	699,370.40
8	Haim Ben-Dor	Series F Debentures	2,358,346
9	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.14	0.14
10	Arie Mientkavich	Unregistered Options	200,000
11	Shaiy Pilpel	Unregistered Options	24,000			0.01	0.01
12	Yair Orgler	Unregistered Options	12,400			0.01	0.01
13	Yair Orgler	Series C Debentures	80,000
14	Yair Orgler	Series D Debentures	300,000
15	Yair Orgler	Series F Debentures	176,720
16	Yair Orgler	Series I Debentures	80,000
17	Noga Knaz	Ordinary Shares	1,268	0.00	0.00	0.01	0.01
18	Noga Knaz	Unregistered Options	15,900
19	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.24	0.24
20	Aharon Soffer	Unregistered Options	380,000
21	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	9,070,983	5.49	5.49	5.46	5.46
22	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14,230,794
23	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
24	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	41,593,162
25	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	139,175,956
26	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,542,872
27	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	101,756,409
28	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	91,796,654
29	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	80,826,264

30	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	2,413,777
31	Eliahu Insurance Company Ltd.	Ordinary Shares	176,890	0.11	0.11	0.11	0.11
32	Eliahu Insurance Company Ltd.	Series E Debentures	1,195,671
33	Eliahu Insurance Company Ltd.	Series J Debentures	3,925,013

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	%Voting	% Capital	%Voting
34	Gil Kotler	Ordinary Shares	25,566	0.02	0.02	0.07	0.07
35	Gil Kotler	Unregistered Options	87,500
36	Varda Zuntz	Ordinary Shares	91,037	0.06	0.06	0.08	0.08
37	Varda Zuntz	Unregistered Options	50,000
38	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.05	0.05
39	Eran Ballan	Unregistered Options	80,000
40	Rami Vaisenberger	Unregistered Options	25,000			0.02	0.02

Changes in holdings during November of 2012

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 21 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 8,534,298

Change in the number of securities: 536,685

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 23 (Series B Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260272

Balance held by Holder at the end of the previous month (prior report): 285,000

Change in the number of securities: -40,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 47,344,056

Change in the number of securities: -5,750,894

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 148,017,863

Change in the number of securities: -8,841,907

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 38,528,561

Change in the number of securities: 14,311

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 100,370,121

Change in the number of securities: 1,386,288

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 93,074,870

Change in the number of securities: -1,278,216

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 80,683,809

Change in the number of securities: 142,455

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 591,264

Change in the number of securities: 1,822,513

Name of the Holder: Gil Kotler

Holder Number: 35 (Unregistered Options)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 125,000

Change in the number of securities: -37,500

Name of the Holder: Eran Nahum Ballan

Holder Number: 39 (Unregistered Options)

Type of Holder: SEVP, General Counsel and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 105,000

Change in the number of securities: -25,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise